November 23, 2005


Jeffrey E. Butler
President and CEO
The American Education Corporation
7506 N. Broadway Extension, Suite 505
Oklahoma City, Oklahoma 73116

RE: 	Amendment No. 1 to Schedule 13E-3
	Filed October 19, 2005
	File No. 5-54041

	Form 10-KSB for fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005, as amended
	Form 10-QSB for the fiscal quarter ended June 30, 2005
	File No. 0-10873

Dear Mr. Butler:

We have reviewed the filings referenced above and your response letter dated October 18, 2005 and have the following additional comments.

Schedule 13E-3

1. Please ensure that you include page numbers in the revised version you file via EDGAR.
We refer you to comment 1 of our letter dated July 27, 2005.
Please
revise to include the information required under Items 1003(c)(3) and
(4) of Regulation M-A.

2. We refer you to comment 2 of our letter dated July 27, 2005. Please update your response to this comment by providing the data in your table as of a more recent date. We note that there is active trading in your stock and that the calculations are affected by the passage of time. Please also provide additional analysis of the underlying assumptions or facts used to make your estimate that one-half of the shares held in street name are held by shareholders with less than 2,000 shares. Further, your calculations indicate that you will have 280 holders of record after the reverse-split. We note that that calculation involves an estimate of the street name holders of record. Please confirm, if true, that you are calculating record holders for purposes of this transaction in accord with Rule 12g-5.
Also see interpretation M.30 of the July 1997 manual of publicly available telephone interpretations for guidance concerning the calculation of record shareholders under Rule 12g5-1.

3. We note your response to comment 5. Please make any changes in the document to be disseminated to security holders in your next revised filing.

4. We refer you to comment 6 of our letter dated July 27, 2005.
We
note the information responsive to this comment contained in your
Form 10-KSB/A is as of June 30, 2005.   The information concerning
the trading markets, price of your common stock and dividends required by Item 1002(c)&(d) of Regulation M-A should be presented for each quarter during the past two years, including the quarter ended September 30, 2005. Further, we refer you to comments 1, 10 and 21 of our letter dated July 27, 2005. For certain of your responses it appears as if you will rely on the information contained in your Form 10-KSB/A. However we note your Form 10-KSB/A was last revised on September 9, 2005, and that certain information, for example security ownership should be presented as of a more recent date that is as close as practicable to the mailing date of the disclosure document. Revise the document to be disseminated to security holders to include this information directly in that document, as of the most recent practicable date. In addition, revise your exhibit table to include all documents incorporated by reference, as required by General Instruction F of Schedule 13E-3 and
Item 1016(a) of Regulation M-A.

Item 6.  Purpose of the Transaction

5. We reissue comment 9.  The disclosure on page 5 of the document to
be disseminated to security holders states that you have "no plans to
engage in any, [sic] of the activities set forth in Section
1000(c)(1)-(c)(8) of Regulation M-A, except as follows . . . ."
Recitation of the particular applicable Item from Regulation M-A does not provide security holders with meaningful disclosure.
Eliminate
the reference to the Item requirements and provide the requested disclosure. Refer to General Instruction E of Schedule 13E-3. Also note that this information is required by Item 1006 of Regulation M-
A.

Item 13. Financial Statements

Comparative Financial Information
Consolidated Statements of Income: For the years ended December
31,
2004 and 2003

6. We note your brief response to comment 12 of our letter dated
July
27, 2005. Please revise your analysis of why you determined financial statements are not material; for example consider providing additional quantitative analysis on the results the transaction will have on your balance sheet. We also note that many of your unaffiliated security holders will remain security holders after the transaction, and many are able to purchase or sell securities prior to the transaction to determine whether or not they will be cashed out.


Item 16.  Exhibits

7. We note your response to comment 16. Revise the exhibit table in the Schedule 13e-3 to incorporate the relevant loan documents by reference from the prior filing or file the loan documents as exhibits, as required by Item 1016(b) of Regulation M-A. Refer to General Instruction F of Schedule 13E-3.

Exhibit A. Disclosure Statement

Summary Term Sheet, page 1

8. Please expand the text concerning the recent trading prices to clarify whether the prices presented are bid or asked prices. To provide information that will be useful to shareholders in the context of an involuntary sale transaction and to ensure comparability of the data presented, it appears the range of bid prices should be presented for each period. This comment is also applicable to the stock price information presented under the heading
"Special Factors-Factors Considered by the Board of Directors".

Introduction, page 3

9. Please expand this section to provide a brief overview of the proposed transaction concerning Learning Pathways, which is referenced in Item 5(b) of the Schedule 13E-3 and in the Form 8-K reporting an event of September 2, 2005. Summarize the status of the proposed transaction, identify the proposed purchaser, describe any relationships between American Education and the proposed purchaser and their affiliates, and disclose the material terms of the transaction that the parties propose. Provide us a copy of any letter of intent or similar written document concerning the proposed transaction. Provide a summary of management`s views about the financial and operational impact of the proposed transaction. Please also revise your "Purpose of the Transactions" section accordingly.

Related Party Transactions

10. With respect to comment 7 of our letter dated July 27, 2005, please disclose that the note of October 26, 2000, provided that principal and interest payments on the note were to be paid only in cash in a lump sum on October 23, 2003.  Describe when the cash-
only
payment provision of the note was modified to allow repayment with shares of stock and explain how this amendment to the loan terms was agreed to.  Discuss why the parties agreed that shares delivered to
discharge the indebtedness should be valued at a market price in effect when the loan was made. Disclose that the market price for the stock was $.60 per share when the loan was repaid and that the implied market value of the shares delivered on the date the note was cancelled was $120,000.  Disclose the accrued interest on the loan to
the time of repayment. Expand to indicate the basis on which the board of directors concluded that the modification of the terms of the loan and the receipt of assets having a market value of $120,000 in exchange for the cancellation of $300,000 of debt plus accrued interest was fair and in the best interests of the company. Explain why forgiveness of indebtedness of $180,000 plus accrued interest was not included in the summary compensation table for the period.

Special Factors, page 4

11. Provide support for the statement in the first paragraph that sales by affiliates caused the stock market capitalization to drop to a five-year low. Tell us how you concluded that the market price changes were a consequence of those sales and were not significantly affected by historical financial results of the company, investor perceptions of the company`s future prospects or other factors.

12. In the second paragraph of this section you indicate that the company considered opportunities that would allow it to "continue to operate profitably". Please identify the period of profitable operations to which you refer and put that period of operations in an appropriate context.

13. Clarify whether the discussions with Mr. Smith relating to his investment in the company included discussions of the company`s status as a reporting entity and the potential plan of the company to take steps to terminate its reporting obligations. If discussed, describe Mr. Smith`s views concerning this matter as well as any relationship between the company`s plans in this respect and Mr. Smith`s decision to invest.

Reasons for the Transaction

14. We note your response to prior comment 23 of our letter dated
July 27, 2005. This section should include the additional information contained in your supplemental response. For example please include the information contained in the second and fifth paragraphs.

15. We note your response to prior comment 23 of our letter dated July 27, 2005. You disclose discussions were ongoing since "as early as 2000" but have disclosed almost no facts concerning those conversations. Identify the board meeting at which these conversations were first discussed, when you first spoke with outside counsel concerning the proposed transactions, and if you considered seeking the advice of any third party concerning the proposed transaction.

16. We note your response to prior comment 23 of our letter dated July 27, 2005. We note references to "various stockholder suggestions," that Mr. Smith approached "principal stockholders" concerning his interest in acquiring the Company and that the Company`s "principal stockholders" were not interested in a sale of the Company to a third party. Please revise to identify these stockholders, as material, and disclose if all references to principal stockholders refer to Messrs Garber, Schoolfield and Weiss.
Consider discussing their relationship on a disaggregated basis if their requests, discussions or opinions were not in unison.
Please
also provide specifics on the dates and discussions they had with other affiliates, management and the full Board of Directors.

17. We note your response to prior comment 23 of our letter dated July 27, 2005. Advise why the stockholders were not interested in the sale of the company to a third party and why the Board did not pursue this alternative option. Please revise your "Alternatives to the Transaction" section as well.

18. We note your response to prior comment 23 of our letter dated July 27, 2005 and revised disclosure on the "established long-term
relationship" that Mr. Butler had with Mr. Smith.   Expand on the
specific nature of their relationship and also advise how this relationship pertains to disclosure under "Factors Considered by the
Board of Directors" that states Mr. Smith is considered an unaffiliated person, who engaged in arms-length negotiations for his securities purchase. If you believe the terms of that transaction were no less favorable to the company than the terms of a transaction it could have effectuated with a non-affiliate, state this and explain the basis of the statement.

19. We refer you to comment 23 of our letter dated July 27, 2005.
You have still have not described when and how specific proposals were presented prior to the discussion of the structuring transactions, who considered the proposals and the steps taken in analyzing the proposals.

20. Provide additional details regarding the background of the transaction with Mr. Smith. For example, clarify whether the going private transaction was a condition or requirement arising from the transaction with Mr. Smith. You state that the funds for this transaction will come from working capital or your line of credit; however, it appears from your background section that the convertible note recently issued to Mr. Smith, in an amount almost sufficient to cover the financing for this transaction, is related to the going-private transaction. Tell us Mr. Smith`s percentage of beneficial ownership, including his beneficial ownership resulting from this convertible note. If Mr. Smith beneficially owns more than five percent of your outstanding securities, be certain to include this information in your beneficial ownership table. Finally, because Mr.
Smith has provided significant funds to the company, for which he has obtained a convertible note, provide us your detailed analysis regarding whether he is an affiliate engaged in this Rule 13e-3 transaction.

21. For the most recent period provide specific details on Board meetings held, and structuring discussions with counsel, with reference to specific dates. We note only a brief discussion on the events that led to the specific proposal that a reverse split should be implemented and the determination concerning the method that would be used. The process whereby the reverse split ratio was selected and the cash-out price was established should be described in reasonable detail.

22. Please disclose the information provided in your response to comment 26 of our letter dated July 27, 2005.

23. We note your response to comments 27 and 28 of our letter dated
July 27, 2005. Please revise to indicate whether there are any provisions of state law that requires you to send or make financial or other information available to shareholders on a quarterly or annual basis. Please expand your statement of intent to provide annual and quarterly financial statements to clarify how you will "provide" the information, whether the annual financial statements will be audited, and whether any additional analysis or narrative will be provided.

Factors Considered by the Board of Directors

24. We note your response to comment 38. The disclosure document does not indicate a date when the board reached its fairness determination. Provide the date of the board`s fairness determinations in your future filings or tell us when the board plans to finalize its determination.

25. We note your response to comment 30 of our letter dated July
27,
2005 that discusses your belief that this section encompasses a discussion of fairness for each group of unaffiliated security holders. The board must provide a separate procedural and substantive fairness determination with respect to each group of unaffiliated security holders-the group that will be cashed out and the group that will remain security holders of the company. Revise the disclosure accordingly. .

26. Consistent with prior comment 29 of our letter of July 27, 2005, the factors considers should be enhanced to provide meaningful information about how each factor considered was used in reaching the fairness determination with respect to each group of unaffiliated shareholders, those being cashed out, and those who will continue to hold your shares. As previously noted in our comment 30, your analysis encompasses unaffiliated shareholders within all shareholders. We note that unaffiliated shareholders have different interests than affiliated shareholders.

27. With respect to the board`s consideration of the difficulties in recruiting and retaining directors and the higher costs of insurance coverage for publicly-owned entities, state whether you have experienced any significant difficulties in recruiting or retaining directors, and summarize any such difficulties. Please tell us whether there are any current plans, proposals or arrangements to add directors or otherwise modify the composition of your board of directors if the company`s common stock is de-registered.

28. In your response to comments 29 and 48 of our letter dated
July
27, 2005, you emphasized historical price performance. Due to this emphasis, please describe in additional detail the board`s consideration that recent stock prices appear to be higher than your proposed price. The current fairness conclusion is asserted as of the date of your document and not limited to facts and circumstances that existed historically. Accordingly, it appears the Board`s discussion of fairness should also address specifically how the recent trading at prices exceeding the cash-out price was considered in assessing the fairness of the merger.

29. Disclose the "similar companies in the same industry" that were considered by the board in assessing the fairness of the transaction to each of the two groups of unaffiliated shareholders. Explain the nature of the analysis that was conducted and explain what that analysis indicated to the directors concerning the fairness of the proposed transaction to each group of unaffiliated shareholders.

30. We refer you to comments 32, 41 and 48 of our letter dated
July
27, 2005. Please advise if an advisory service provided analysis and how the board used such services. Further advise as to the specific services including research, advisory or publicly available information used to garner information for this document.

31. Please also disclose in greater detail how you determined the
common industry multiple you discuss in this section.   If the 10
times EBIT multiple was generated solely with regards to the Voyager
Expanded Learning acquisition, please prominently state in your document and confirm that there were no other similar mergers or acquisitions transactions for which you examined EBIT multiples. Further, tell us whether the computation of EBIT varies from company to company, advise if you considered any EBIT multiples for going private transactions and explain the basis for your statements in this respect.

32. We refer you to your response to comments 23 and 33 of our letter dated July 27, 2005. Continue to revise this section and your "Background" section to disclose the specific dates, names, discussion, and participants that engaged in the "discussions with various lenders and equity investors."

33. We refer you to your response to comment 33 of our letter dated
July 27, 2005. We note you included prominent disclosure that the stock may be converted at different price at which the stock could be sold but the bold font does not adequately convey to investors the concerns associated with the conversion price or provide a brief discussion as to why that situation exists. Please revise as previously requested to ensure that you prominently indicate that the stock price associated with this financing is the conversion rate in a debt instrument; and explain why you believe that the conversion rate of a promissory note reflects the value of the shares underlying the note.

34. Please expand the potential adverse factors to discuss the fact that the board did not retain a financial expert or receive a report from an independent party assessing the value of the shares to be cashed-out or the fairness of the transaction. Additionally, it appears that the lack of shareholder voting on the proposed transaction as well as the determination not to select an independent representative to act solely on behalf of the independent shareholders in negotiating the terms of the transaction are also "potential adverse factors" that should be included in the "factors considered" text.

Alternatives to the Transaction

35. We note your response to our prior comment 36. With respect to the disclosure on page 8 of your document, please note that the filing, disclosure, dissemination and timing requirements of Rule 13e-3 would apply to any purchase of securities by the company or its affiliates that would have a going-private effect. See Rule 13e-3(a)(3)(i)(A). Please revise the disclosure related to option (b) to avoid any implication to the contrary. Also revise the disclosure to clarify why the board did not consider selling the company or remaining public. With respect to the latter, you may provide a cross-reference to more detailed information disclosed in other sections of the document.

Fairness of the Transaction

36. We note your response to comment 38 of our letter dated July
27,
2005.  Revise to discuss your response to this comment to address the
fact the Board has been able to review three quarters of financial
data.   Revise your "Background" section to include disclosure as
of
the date of your amended response if the board has reconsidered using the more recent information to amend any of its disclosures related to fairness and provide information on those meetings.

37. We reissue comment 40 of our letter dated July 27, 2005 in part.
Please remove the reference to the FASB fair value measurement or revise to include a discussion in your document that cites to specific releases or other guidance that addresses why your valuation methods conform precisely to the best practice guidance of the FASB.
Please also disclose the basis for concluding that there is no difference between the valuation of securities for balance sheet presentation and valuation of securities held by public investors.

38. We refer to comments 41 and 42 of our letter dated July 27, 2005.
We note your statements that liquidation value, and book value are not fair measures of fair value. Please disclose the basis for each of these conclusions. Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). Further, please revise to disclose the going concern value discussed in your response. Finally, revise to explain why the use of parameters and values at December 31, 2004, which may have increased or decreased substantially since that time are pertinent to and are used in supporting the fairness determination of the board that is provided as of the time of your filing.

39. We refer to comments 41, 42 and 44 of our letter dated July
27,
2005.  Please disclose the information contained in the response to
comment 44 of our letter dated July 27, 2005.   Please disclose
the
process by which you determined to select only two companies, including the research sources used and who was involved in selecting those companies. Please clarify the nature of the other businesses and discuss how their businesses differ from yours.

40. We refer you to prior comment 43 of our letter dated July 27, 2005. Please more clearly disclose why you have determined to use these metrics of valuation. Please also revise your response to explain the uncertainty in cash flow projections and clearly disclose in the document why you have not included a discounted cash flow analysis.

41. We refer your to your response to comments 45 and 46 of our letter dated July 27, 2005. Please revise to explain why you adjusted the number of outstanding shares for the comparative companies to reflect the number of your outstanding shares and why you felt this was appropriate. Please also provide the information that includes the one-time adjustment discussed in your notes to this table in order to provide background that investors need to assess the information you provide.

42. Please revise to disclose your conclusions reached in response to comment 47 of our letter dated July 27, 2005. Please advise why you believe a subset of two other companies provides adequate information permitting you to conclude that the OTCBB quotation does not provide a proper valuation. Please explain how that determination is related to the conclusion that the consideration to be paid to unaffiliated security holders is fair.

43. Please address the second portion of comment 48 of our letter dated July 27, 2005.

Stockholder Approval

44. We refer you to comment 58 of our letter dated July 27, 2005.
Please revise to indicate that you have not considered and indicate whether you are aware of any judicial decisions or other interpretations of the referenced statutes in making your legality analysis. Please clarify whether you made any inquiry in this respect, and if so, describe the extent and scope of your investigation, as material.

Effects of the Transaction

45. We reissue comment 56. Substantially revise this section to provide a reasonably detailed discussion of the effects of this transaction on the company, disclose all effects as requested in our prior comment. In doing so, please advise as to the automatic adjustments under the "terms of the stock option agreements." Please advise us of the effect this transaction will have on stock options, including, securities remaining for future issuance under any option plan and any issued but unexercised options pursuant to your equity compensation plans.


Material Federal Income Tax Consequences

46. Revise this disclosure to provide a more complete discussion of
the material federal tax consequences of the transaction. For example, as some security holders will receive cash and stock, describe any tests applicable to determine how these security holders will be treated in the transaction.  Also remove the qualifier
"if"
where you state, "If the Reverse Split qualifies as a
recapitalization . . . ."

Source and Amount of Funds

47. We refer you to comment 65 of our letter dated July 27, 2005.
Please describe your plans for refinancing or repayment using the normal generation of operating cash flow, with specific quantitative consideration given to your cash flows and current liabilities.

Financial and Other Information

48. We note the revision made in response to comment 12. Given that you have filed your quarterly report for the quarter ended
September
30, 2005, please revise your disclosure to include the ratio or earnings to fixed charges as of that date.

Exhibit B. Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

49. We reissue comment 67 of our letter dated July 27, 2005. Although your "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section addresses your historical financial condition and operations, there is little, if any, information about your prospective financial condition and operating performance and trends that may affect that performance. Please continue to enhance your disclosure in accordance with Items
303(b)(1)(i) and (iv) of Regulation S-B and the Commission`s "Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations", Release No. 33-8350.   While
we
note your response concerning the various future endeavors disclosed in your Form 10-KSB/A may not individually be accounted for, at a minimum generally address how each, when aggregated, or as material individually, may in the future have an effect on financial performance, and liquidity. Please revise this section and disclosure in your other periodic reports referenced above accordingly.

Exhibits

50. Please ensure that your exhibits, including certifications pursuant to Item 601(b)(31) of Regulation S-B filed with any periodic report are filed as exhibits, and tagged separately from the body of the document.

Exhibit C. Form 10-QSB for the quarter ended June 30, 2005
General

51. Please revise this document in conformity with the comments proposed on your periodic reports in our letter dated July 27, 2005 and the comments on your Form 10-QSB for the quarter ended March
31,
2005. Further, we note your response to comments 67 and 78. If you determined that the impact of Hurricane Katrina and its ongoing impact on your business was not a trend, please advise as to the rationale for that conclusion.

52. Tell us how you considered the requirements of paragraphs 41 and
42 of SFAS No. 144 in determining your accounting for the discontinuance of the Dolphin, Inc., subsidiary. That is, please clarify why this disposal does not qualify for reporting as a discontinued operation. See paragraph 43 of SFAS 144. If so, the retroactive application of the discontinued operations is required for all periods presented in the financial statements that are incorporated by reference into the Schedule 13E-3.

************************************

As appropriate, please amend your filings and with respect to the comments on the periodic reports respond within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tammy Tangen at (202) 551-3482 or Stephen
Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Dan Duchovny, at (202) 551-
3619 with any other questions. If you require additional assistance you may contact me at (202) 551-3462, or in my absence Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal


cc: 	Sent via facsimile
	Jerry A. Warren of
	McAfee & Taft
	(405) 235-0439
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Jeffrey E. Butler
The American Education Corporation
November 23, 2005
Page 11